FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Telesis North Communications Inc.

35 The Links Road, Ste.210, Toronto, Ontario M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXHIBITS
Exhibit 1	Press Release dated November 5, 2002 .

TELESIS AMENDS PRIVATE PLACEMENT

TORONTO, ONTARIO, CANADA  November 5, 2002  Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced an amendment to the private placement announcement announced November 4, 2002, increasing the total proceeds to $71,900.

The placement will now be for 378,421 Units at price of Cdn $0.19 for total proceeds of $71,900.

Each Unit will be convertible, at no additional cost, into units of Telesis ("Telesis Units"). Each Telesis Unit will be comprised of one common share of Telesis and one warrant. Each warrant will entitle the holder to purchase one additional Telesis common share at a price of Cdn$0.25 if exercised within 24 months from closing of the private placement.

All of the participants in the private placement are employees, directors, or officers of the Company who wished to increase their participation in the ownership of the Company.

Proceeds of the private placement will be used for general working capital. Any shares issued pursuant to this placement will be subject to a hold period of four months from the closing, in accordance with TSX policy.

Closing of the private placement is subject to TSX approval.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE, allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis makes data move faster." Telesis is headquartered in Toronto, Canada with regional offices in the United States and the United Kingdom. The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations

Tel. +1.416.228.2372	E-mail: investor@telesis.ca
Toll Free. +1.866.578.8935 (North America only)
Fax. +1.503.212.9311	Web Site: www.telesis.ca/s/Investors.asp

© 2002 Telesis North Communications, Inc. Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries. Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis North Communications Inc.

(Registrant)

By:/s/Elizabeth Forester

VP Sales and Marketing

Date: November 5, 2002